

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 8, 2021

Matt Susz
Senior Vice President and Chief Financial Officer
JOANN Inc.
5555 Darrow Road
Hudson, Ohio 44236

> **Re: JOANN Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed March 4, 2021**
> **File No. 333-253121**

Dear Mr. Susz:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 1 to Registration Statement on Form S-1 filed March 4, 2021

Dilution, page 62

1. Please provide to us supplementally your calculations of the figures presented in your Dilution disclosure. Specifically, please present the following calculations:
    - Net tangible book value
    - Net tangible book value per share, and
    - Dilution to existing shareholders

2. Reference is made to the table on page 63. Please tell us how you determined that the consideration figure for existing shareholders and explain why such amount is correct.

You may contact Amy Geddes at 202-551-3304 or Adam Phippen at 202-551-3336 if you have questions regarding comments on the financial statements and related matters. Please contact Taylor Beech at 202-551-4515 or Dietrich King at 202-551-8071 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Drew Capurro, Esq.